06005095

S[illegible] [illegible]MISSION
[illegible]ashington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 0 2006 WASH, D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8-66953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNK Advisory Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Valley Center Parkway, Suite 140
(No. and Street)

Bethlehem	PA	18017-2267
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric P. Smeltzer — 610-332-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, A.C.
(Name – *if individual, state last, first, middle name*)

1000 Stonewood Drive, Suite 200	Wexford	PA	15090
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL
SC.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Eric P. Smeltzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNK Advisory Group, Inc., as of 12/31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
JOSEPH F. GOETZ, NOTARY PUBLIC
EMMAUS BORO., LEHIGH COUNTY
MY COMMISSION EXPIRES AUG. 3, 2008

Signature

FINANCIAL & OPERATIONS PRINCIPAL
Title

Notary Public
MAR - 9 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNK ADVISORY GROUP, INC.

BETHLEHEM, PENNSYLVANIA

AUDITOR'S REPORT ON DECEMBER 31, 2005 FINANCIAL STATEMENTS

SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

BNK ADVISORY GROUP, INC.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
BNK Advisory Group, Inc.

We have audited the accompanying consolidated statement of financial condition of BNK Advisory Group, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNK Advisory Group, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. R. Snodgrass, A.C.

Wexford, PA
February 10, 2006

S.R. Snodgrass, A.C. • 1000 Stonewood Drive, Suite 200 • Wexford, Pennsylvania 15090-8399 • Phone:(724) 934-0344 • Facsimile: (724) 934-0345

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	December 31, 2005	December 31, 2004
ASSETS		
Cash and cash equivalents	$ 170,557	$ 142,060
Deposit with clearing organization	37,927	37,066
Commissions receivable - clearing organization	160,259	633,945
Accounts receivable	85,985	205,664
Notes receivable	147,380	-
Furniture, fixtures, and equipment, at cost less accumulated depreciation of $293,093 and $192,159	248,347	289,024
Goodwill	543,282	467,736
Other assets	342,417	151,107
Total assets	$ 1,736,154	$ 1,926,602
LIABILITIES		
Accrued salaries and commissions	$ 65,149	$ 107,721
Accrued employee benefits	180,000	260,142
Other liabilities	154,842	172,746
Total liabilities	399,991	540,609
COMMITMENTS AND CONTINGENT LIABILITIES		
Subordinated borrowings	304,000	500,000
STOCKHOLDERS' EQUITY		
Common stock, no par; 2,000,000 shares authorized, 1,019,265 and 1,000,000 shares issued and outstanding	803,325	640,000
Retained earnings	228,838	245,993
Total stockholders' equity	1,032,163	885,993
Total liabilities and stockholders' equity	$ 1,736,154	$ 1,926,602

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2005	2004
REVENUES		
Commissions	$ 6,256,993	$ 6,945,006
Investment advisory fees	670,733	529,411
Consulting income	498,804	1,227,165
Other income	8,703	1,844
Total revenues	7,435,233	8,703,426
EXPENSE		
Compensation and benefits	4,626,909	5,897,735
Occupancy and equipment expense	370,028	430,091
Clearing charges	118,020	118,397
Professional services	511,562	499,965
Marketing and publications	499,638	480,985
Other operating expenses	1,129,405	1,159,756
Total expenses	7,255,562	8,586,929
Income before income taxes	179,671	116,497
Income tax expense (benefit)	(36,480)	73,017
NET INCOME	$ 216,151	$ 43,480
EARNINGS PER SHARE-Basic and diluted	$ 0.21	$ 0.04
AVERAGE SHARES OUTSTANDING	1,008,023	1,000,000

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, December 31, 2003	$ 140,000	$ 202,513	$ 342,513
Capital contributions	500,000		500,000
Net income		43,480	43,480
Balance, December 31, 2004	640,000	245,993	885,993
Capital contributions	163,325		163,325
Capital distributions		(233,306)	(233,306)
Net income		216,151	216,151
Balance, December 31, 2005	$ 803,325	$ 228,838	$ 1,032,163

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Subordinated borrowings at December 31, 2004	$	500,000
Repayments of subordinated borrowings		(196,000)
Subordinated borrowings at December 31, 2005	$	304,000

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2005	2004
OPERATING ACTIVITIES		
Net income	$ 216,151	$ 43,480
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation	108,435	119,739
Decrease (increase) in commissions receivable	473,686	(132,018)
Decrease (increase) in accounts receivable	119,679	(178,709)
Decrease in accrued salaries and commissions	(42,572)	(418,351)
Increase (decrease) in accrued employee benefits	(80,142)	58,596
Other, net	(210,075)	6,377
Net cash provided by (used for) operating activities	585,162	(500,886)
INVESTING ACTIVITIES		
Purchase of furniture, fixtures, and equipment	(67,758)	(77,441)
Repayments of note receivable	7,870	-
Aquistion of BNK Asset Management Partners, Inc.	(75,546)	(517,736)
Net cash used for investing activities	(135,434)	(595,177)
FINANCING ACTIVITIES		
Repayments of subordinated borrowings	(196,000)	-
Dividends	(233,306)	-
Capital contributions	8,075	500,000
Net cash provided by (used for) financing activities	(421,231)	500,000
Increase (decrease) cash and cash equivalents	28,497	(596,063)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	142,060	738,123
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 170,557	$ 142,060

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

Nature of Operations and Basis of Presentation

BNK Advisory Group, Inc. (the "Company") is a Pennsylvania corporation that derives substantially all of its income by rendering comprehensive investment and consulting services to financial institutions. The Company is registered in Alabama, Connecticut, Delaware, District of Columbia, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, and West Virginia. The Company executes investment transactions at the direction and on behalf of its customers. The securities are cleared and commissions are earned through a third-party agent and remitted to the Company. All securities are delivered versus payment to the client's safekeeping agent. The Company is subject to examination and supervision by the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. The Company's wholly owned subsidiary, BNK Asset Management Partners, Inc., is a registered investment advisory firm providing fee-based investment management services.

The consolidated financial statements of the Company include the accounts of its wholly owned subsidiary, BNK Asset Management Partners, Inc. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company's financial statements is carried at the parent company's equity in the underlying net asset.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Commissions

Commission income is recognized on an accrual basis using the transaction settlement date.

Investment Advisory Fees

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the terms of the contract.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized. Depreciation expense for the years ended December 31, 2005 and 2004, was $108,435 and $119,739, respectively.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Goodwill

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets*. This statement, among other things, requires a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company performs an annual impairment analysis of goodwill. Based on the fair value of the reporting unit, estimated using the expected present value of future cash flows, no impairment of goodwill was recognized in 2005.

Stock Options

The Company adopted a stock option plan for directors, officers, and employees in 2003. The options were voluntarily rescinded in June 2005 and a subsequent grant occurred on December 29, 2005. The Company accounts for its stock option plan under provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Under this opinion, no compensation expense will be recognized with respect to the plan because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date. All stock options granted as of December 31, 2005, were immediately vested. There were no stock options vested as of December 31, 2004. No compensation expense was recognized with respect to the plan, since the exercise price of the Company's employee stock options equaled the market price of the underlying stock at December 31, 2005. The Company will adopt FAS No. 123R, *Share-Based Payment,* on January 1, 2006. Management has determined that unless additional options are granted, there will be no impact to future earnings.

Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, *Accounting for Stock-Based Compensation,* net income applicable to common stock and basic and diluted net income per common share for the years ended December 31 would have been as follows:

	2005	2004
Net income as reported	$ 216,151	$ 43,480
Less pro forma expense related to options	90,288	-
Pro forma	125,863	43,480
Basic net income pro forma per common share:		
As reported	$ 0.21	$ 0.04
Pro forma	0.12	0.04
Diluted net income per common share:		
As reported	$ 0.21	$ 0.04
Pro forma	0.12	0.04

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Stock Options (Continued)

Grant Year	Expected Dividend Yield	Risk-Free Interest Rate	Expected Volatility	Expected Life (in years)
2005	2.66 %	4.47 %	14.97 %	9.95

Income Taxes

The stockholders of the Company have elected under Subchapter S of the Internal Revenue Code to include the Company's income in their own income for federal and state income tax purposes. The Company made a qualified Subchapter S Subsidiary election during 2005, causing the Company's assets, liabilities, and items of income, deduction and credit to be treated as those of the Company for federal and state income tax purposes. Accordingly, no provision for income taxes for the year ending December 31, 2005, is made in these consolidated financial statements.

The Company and its subsidiary filed a consolidated federal income tax return as of December 31, 2004. The income tax provisions for federal and state were calculated using the current prevailing corporate income tax rates and taxable earnings generated for the year ended December 31, 2004.

At December 31, 2004, deferred tax liabilities, which comprise a temporary difference due to depreciation expense, were reflected at currently enacted income tax rates applicable to the period in which this tax liability is expected to be realized or settled. As changes in tax laws or rates are enacted, the deferred tax liabilities would be adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax liability from period to period.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator.

Options to purchase 75,000 shares of common stock at $9.95 per share were outstanding during 2005 but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

Cash Flow Statement

The Company has defined cash equivalents as cash and both interest and non-interest-bearing bank deposits. The Company paid interest expense of $14,882 and $25,000 during 2005 and 2004, respectively. Income taxes paid during 2005 totaled $17,192. There were no income tax payments during 2004.

2. DEPOSIT WITH CLEARING ORGANIZATION

A minimum of $25,000 in cash is required to be deposited with the third-party clearing firm as part of the operating agreement.

3. RELATED PARTY TRANSACTIONS

As of December 31, 2005, the Company incurred notes receivable from shareholders in the principal amount of $155,250, of which $7,870 was repaid during the year. The remaining balance was $147,380 at December 31, 2005.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). During 2005, the Company was required to re-register with the Securities and Exchange Commission and National Association of Securities Dealers due to a percentage change in ownership. As a result, the ratio of aggregate indebtedness to net capital that is required to be maintained increased from 1/12 to 1/8 for the first 12 months that the Company operates under the new registration. At December 31, 2005, the Company had net capital of $115,190, which was $65,492 in excess of its required net capital of $49,698.

5. EMPLOYEE BENEFITS

Profit Sharing Plan

The Company makes discretionary payments to a trusteed, defined contribution profit sharing plan covering substantially all employees. Contributions under the plan are determined annually by the Board of Directors. The annual contribution amounted to $202,080 and $274,435 for the years 2005 and 2004, respectively.

The profit sharing plan also includes an integrated 401(k) savings plan, which permits employees to make pretax contributions. The Company may also make discretionary matching contributions. The Company's contribution to the plan is based on the matching of voluntary contributions of up to 6 percent of an individual's compensation. Expense resulting from the Company's matching contributions was $69,210 and $64,886 for 2005 and 2004, respectively. Employee contributions are vested at all times, and Company matching and discretionary contributions are fully vested after six years of service.

Stock Option Plan

The Board of Directors adopted a stock option plan for directors, officers, other key employees, and important consultants to the Company, in which the number of shares with respect to which awards may be made available to the plan may not exceed 100,000 shares. These shares may be issued from authorized, but unissued, common stock or reacquired shares of the Company. The stock options have expiration terms of ten years, subject to certain extensions and terminations. The per share exercise price of a stock option is equal to the fair value of a share of common stock on the date the option is granted. The fair market value of the Company's stock will primarily be determined through independent appraisals.

5. **EMPLOYEE BENEFITS (Continued)**

Stock Option Plan (Continued)

The following table represents share data related to the outstanding options:

	2005			2004		
	Shares		Weighted-Average Exercise Price	Shares		Weighted-Average Exercise Price
Outstanding, beginning of the year	75,000	$	15.00	75,000	$	15.00
Granted	67,750		9.95	-		-
Exercised	-		-	-		-
Forfeited	75,000		15.00	-		-
Outstanding, end of the year	67,750	$	9.95	75,000	$	15.00
Exercisable at year-end	67,750	$	9.95	-	$	-

The following table summarizes characteristics of stock options outstanding and exercisable at December 31, 2005:

	Outstanding			Exercisable	
Exercise Price	Shares	Average Life	Average Exercise Price	Shares	Average Exercise Price
9.95	67,750	9.95	9.95	67,750	9.95

6. **INCOME TAXES**

The provision for income taxes comprises the following for the years ended December 31:

		2005		2004
Current payable:				
Federal	$	-	$	36,935
State		-		25,453
Deferred portion		(36,480)		10,629
Total	$	(36,480)	$	73,017

7. **CONCENTRATIONS**

The Company maintains cash balances at several banks. The Federal Deposit Insurance Corporation insures accounts up to $100,000 at each institution. Uninsured bank deposits at December 31, 2004, were $261,249. There were no uninsured deposits at December 31, 2005. During 2005, the Company set up sweep accounts where, per the Company's instruction, all available funds are swept daily and invested overnight in repurchase agreements, which are not considered bank deposits and not insured by the FDIC. However, since the funds are invested in repurchase agreements backed by United States government obligations, all monies are fully guaranteed.

7. CONCENTRATIONS (Continued)

The Company's primary business activity is with financial institutions with assets ranging from $250 million to $3 billion located in various states. Accordingly, the revenue stream of the Company is dependent on the economic and financial conditions of the financial institutions industry in these states.

8. COMMITMENTS

The Company entered into a ten-year lease commencing on January 1, 2002. Lease expense for the years ending December 31, 2005 and 2004, totaled $195,019 and $229,412, respectively.

Future minimum annual lease payments are:

	2006		$	195,696
	2007			199,620
	2008			203,664
	2009			207,840
	2010			211,996
	2011	and thereafter		216,680
Total			$	1,235,496

9. SUBORDINATED BORROWINGS

On February 15, 2003, the Company entered into three subordinated borrowing agreements totaling $500,000. The borrowings under these agreements pay interest at 5 percent per annum and mature February 15, 2008. In January 2005, $196,000 was paid to one of the three lenders as an unscheduled repayment of principal. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. Repayment must be approved by the National Association of Securities Dealers, since such borrowings may be required for the Company's continued compliance with minimum net capital requirements.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In accordance with industry practice, the Company records clients' transactions on a settlement date basis that generally can occur up to 30 days subsequent to the trade date. The Company is, therefore, exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet other terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The exposure to loss would be the difference in market prices between the date the financial instrument was traded and the date the financial instrument was ultimately disposed. At December 31, 2005 and 2004, the Company had unsettled transactions of approximately $4,040,759 and $1,008,275, respectively.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Cash, deposit with clearing organization, commissions receivable, notes receivable, and subordinated borrowings would be considered financial instruments. The fair value for notes receivable and subordinated borrowings is estimated using a discounted cash flow calculation that applies contractual costs currently being offered to current market rates being offered for similar remaining maturities. At December 31, 2005, the carrying value and estimated fair value of notes receivable was $147,380 and $107,933, respectively. There were no notes receivable at December 31, 2004. At December 31, 2005 and 2004, the carrying value of subordinated borrowings was $304,000 and $500,000, respectively, while the estimated fair value was $265,626 and $471,408, respectively. At December 31, 2005 and 2004, the carrying amount of all other financial instruments approximates fair value. In addition, the Company is obligated for the delivery of financial instruments that are not included on the accompanying Consolidated Statement of Financial Condition. The fair value of these financial instruments approximates the commitment amount, as disclosed in Note 10, to deliver these financial instruments.

12. ACQUISITION

On April 1, 2004, the BNK Advisory Group, Inc. acquired a subsidiary, BNK Asset Management Partners, Inc. The terms of the agreement required 65 percent of the estimated purchase price to be paid at closing with the remaining 35 percent deferred and paid over two years. The deferred portion is contingent upon certain performance criteria being met. Upon meeting these criteria, the Company will make further cash payments as part of the total acquisition cost and recognize additional goodwill.

As a result of the acquisition, $467,736 of goodwill was recorded in 2004. In April 2005, a payment of $75,546 was made which resulted in additional goodwill being recorded in accordance with the terms of the agreement.

The gross carrying amount of goodwill was tested for impairment in the fourth quarter, after the annual forecasting process. Due to an increase in overall earning asset growth, operating profits and cash flows were greater than expected. Based on fair value of the reporting unit, estimated using present value of future cash flows, no goodwill impairment loss was recognized in the current year.

SCHEDULE I

BNK ADVISORY GROUP, INC.
COMPUTATION OF NET CAPITAL
COMPUTATION OF TOTAL AGGREGATE INDEBTEDNESS
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005
(Parent Company only)

NET CAPITAL				
Total stockholders' equity			$	1,024,715
Add:				
Subordinated borrowings allowable in computation of net capital				304,000
Total capital and allowable subordinated borrowings				1,328,715
Deductions for nonallowable assets:				
Furniture, fixtures, and equipment	$	247,477		
Investment in subsidiary		558,736		
Other assets		400,587		1,206,800
Net capital before haircuts				121,915
Less haircuts on securities				6,725
Net capital after haircuts			$	115,190
TOTAL AGGREGATE INDEBTEDNESS				
Accrued expenses			$	397,584
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital required			$	49,698
Excess net capital at 1500%			$	65,492
Excess net capital at 1000%			$	75,431
Ratio: Aggregate indebtedness to net capital				3.45
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005)				
Net capital, as reported in Company's Part II (Unaudited) FOCUS report			$	102,061
Net audit adjustments				13,129
Net capital after haircuts			$	115,190